SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Northern Star Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

775728 10 1
(CUSIP Number)

Michael P. Reynolds 74 Cree Point Drive Mankato, MN 56001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775728 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael P. Reynolds

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
36,593 shares (includes 34,247 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

	8.	Shared Voting Power

9.

Sole Dispositive Power
36,593 shares (includes 34,247 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
36,593 (includes 34,247 shares which may be purchased upon conversion of notes or exercise of options which are currently exercisable or which will become exercisable within 60 days of the date of this Schedule)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.             Security and Issuer.

                                                Northern Star Financial, Inc. (the “Issuer”)

                                                1650 Madison Avenue

                                                Mankato, Minnesota  56001

Item 2.             Identity and Background.

                                                (a)                                  Name:  Michael P. Reynolds

                                                (b)                                 Residence or business address:        74 Cree Point Road

                                                                                                                                                                                                                                                                                                Mankato, Minnesota  56001

                                                (c)                                  Principal occupation:                                                                                Vice President of Reynolds Welding Supply Company

                                                                                                                                                                                                                                                                                                1728 North Riverfront Drive

                                                                                                                                                                                                                                                                                                Mankato, Minnesota  56001

(d)                                 The reporting person has not, during the last five years, been convicted in a criminal proceeding.

(e)                                  During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                (f)                                    The reporting person is a citizen of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

                The reporting person used personal funds to acquire a convertible subordinated note (the “Note”) of the Issuer in the principal amount of $200,000.  The Note is convertible into common stock of the Issuer at $10.50 per share.

Item 4.             Purpose of Transaction.

                The Note was acquired by the reporting person for investment purposes.  The reporting person is a director of the Issuer.  In his capacity as a director of the Issuer, the reporting person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting person may make purchases of the Issuer’s common stock either in the open market or in private transactions, including shares which may be acquired upon conversion of the Note or the exercise of options currently held or subsequently acquired by him, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the reporting person may decide in the future to sell all or part of his investments in the Issuer’s common stock.

Item 5.             Interest in Securities of the Issuer.

                The reporting person beneficially owns an aggregate of 36,593 shares of common stock of the Issuer, representing 7.1% of the shares of common stock that would be outstanding assuming conversion of the Note and exercise of the options held by him.  Of such shares, 2,346 are held directly by the reporting person, 19,047 are obtainable upon conversion of the Note, and 15,200 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.  The reporting person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by him.  Except as described in Item 3 above, the reporting person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                None.

Item 7.             Material to be Filed as Exhibits.

                                None.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2002.	/s/ Michael P. Reynolds
Michael P. Reynolds